Exhibit 99.3

Management’s Discussion and Analysis

For the quarter ended

June 30, 2006

Basis of Presentation

Management’s discussion and analysis should be read in conjunction with our June 30, 2006 interim consolidated financial statements and the accompanying notes, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This report should also be read in conjunction with management’s discussion and analysis of operating results and the fiscal year end financial statements contained in the Company’s fiscal annual report for the year ended December 31, 2005.

Forward-Looking Statements

The following discussion contains forward-looking statements regarding our financial condition and the results of operations that involve significant risks and uncertainties, some of which are outside of our control. We are subject to risks associated with the biopharmaceutical industry, including risks inherent in research and development, preclinical testing, manufacture of drug substance to support clinical studies, toxicology studies, clinical studies of our compounds, uncertainty of regulatory agencies, enforcement and protection of our patent portfolio, our need for future capital, potential competitors, our ability to attract and maintain collaborative partners, dependence on key personnel, and the ability to successfully market our drug compounds. Our actual results could differ materially from those expressed or implied in these forward-looking statements. For further information regarding such risks, please refer to our public filings available at www.sedar.com and www.sec.gov.

2006 Key Company Accomplishments

Initiation of the eniluracil clinical program. The program includes (i) a Phase I eniluracil plus 5-FU study in solid tumors to define the maximum tolerated dose of weekly dosing of the combination and (ii) a clinical proof-of-mechanism study to confirm the dose effect of eniluracil directly during clinical administration of the drug. We plan to initiate a third Phase I study in hepatocellular cancer in Asia in the third quarter of 2006 and a Phase II study in breast cancer in the fourth quarter of 2006.

Completion of the Phase Ib component of the single agent Phase Ib/II ADH-1 trial in Europe with weekly dosing up to 2,400 mg/m2 and expansion of enrollment in the Phase II component at a dose of 2,400 mg/m2 in patients with N-cadherin positive non-small cell lung cancer and ovarian cancer. We expect this trial to complete recruitment near the end of 2006 and also expect to begin combination studies of ADH-1 and other anti-cancer agents in the third quarter of 2006.

Expansion of the single agent Phase II ADH-1 study to six centers in Canada and one site in the U.S. with plans for additional U.S. sites, and the conversion of the dosing schedule to once every week from once every three weeks. We expect this trial to complete recruitment in the second half of 2006. Decisions regarding a single agent Phase III trial with ADH-1 will be made based on the results of the single agent Phase II program. As previously indicated, the single agent Phase Ib/II trial in the U.S. (using a daily X 5, Monday through Friday, dosing schedule) has been discontinued to concentrate our resources on combination trials of ADH-1 with chemotherapy agents consistent with other cancer therapies.

Execution of a Clinical Trial Agreement for the evaluation of our lead biotechnology compound, ADH-1, with the U.S. National Cancer Institute’s (“NCI”) Division of Cancer Treatment and Diagnosis. The agreement provides for the NCI to sponsor non-clinical studies and clinical trials of ADH-1 in a variety of administration schedules and tumor types, both as a single agent and in combination with other anti-cancer agents.

Presentation of three sets of data at the 2006 Annual Meeting of the American Association of Cancer Research (“AACR”) – two on our lead biotechnology compound, ADH-1, and one on our oral dihydropyrimidine dehydrogenase (“DPD”) inhibitor, eniluracil. Presentation at the 2006 American Society of Clinical Oncology Annual Meeting of the Phase Ib data from the single agent Phase Ib/II ADH-1 trial in Europe and an oral presentation of the results of the single agent Phase I ADH-1 trial in North America.

Completion of a private placement with total gross proceeds of $6.5 million on May 8, 2006.

Overview

We are a biopharmaceutical company focused on cancer therapeutics with a preclinical and clinical portfolio. The following product candidates are in clinical development:

ADH-1 (Exherin™) is a molecularly targeted anti-cancer drug currently in a single agent Phase Ib/II and Phase II clinical studies. ADH-1 is a small peptide that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells.

Eniluracil is a DPD inhibitor that was previously under development by GlaxoSmithKline (“GSK”) for the treatment of cancer. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-fluorouracil (“5-FU”), one of the world’s most widely-used oncology agents and a current first or second-line therapy for a variety of cancers including colorectal, breast, gastric, ovarian, basal cell and head and neck.

Sodium Thiosulfate (“STS”) is a chemoprotectant which has been shown in Phase I and Phase II clinical studies conducted by investigators at Oregon Health & Science University (“OHSU”) to reduce the disabling loss of hearing in patients, both adults and children, treated with platinum-based anti-cancer agents. We continue to work with the Children’s Oncology Group to initiate a randomized trial with STS in children.

N-Acetylcysteine (“NAC”) is a bone marrow protectant which has been the subject of investigator-initiated Phase I clinical trials at OHSU studying its use as a bone marrow protectant with platinum-based chemotherapy.

We also have a preclinical program which includes (i) backup peptides and small chemical molecule successors to ADH-1, (ii) molecules targeted to inhibiting the metastatic spread of some cancers, and (iii) peptides that combine both angiolytic and antiangiogenic properties. We have synthesized peptide antagonists and agonists for a wide array of cadherin adhesion molecules, which will facilitate our efforts to select other drug candidates to move into clinical development, particularly in the following areas:

Small molecule N-cadherin antagonists. We have identified a series of small chemical molecules that, in our preliminary studies, have displayed potent N-cadherin antagonism activity. Unlike ADH-1, these molecules are not peptides and are smaller and simpler in structure. Small chemical molecules are often (i) active after oral administration, (ii) more stable, and (iii) have different potency and toxicity profiles than peptides. We continue to advance our lead candidate from this program through the preclinical development and toxicology studies required for an Investigational New Drug Submission (“IND”) to the Food and Drug Administration (“FDA”).

OB-cadherin. Another family of cadherins, OB-cadherin is reported to be involved in the metastatic spread of certain cancers. Metastatic disease is a major determinant of both a patient’s survival and quality-of-life. We are developing OB-cadherin peptide and small molecule antagonists to reduce or slow down the metastatic spread of tumors, such as breast and prostate cancers.

VE-cadherin. Like N-cadherin, VE-cadherin is important in the structural integrity of certain tumor blood vessels. We have designed peptide VE-cadherin antagonists and believe that the development of VE-cadherin antagonists may be synergistic with N-cadherin antagonists.

In addition to our current development efforts, we continue to pursue new collaborations with other pharmaceutical companies, governmental agencies and/or corporate collaborators with respect to these and other cadherin agonist and antagonist molecules. Our drug discovery and development efforts are supported by more than 40 issued U.S. patents and more than 50 pending patents worldwide that we either own or have exclusively licensed.

We have not received any revenues to date through the sale of products and do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we receive funding through established or future collaborations, such as licensing fees, upfront payments, milestone payments, royalties or otherwise. As of June 30, 2006, our deficit accumulated during development stage was $60.1 million.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the potential commercialization of our product candidates. Research and development (“R&D”) expenses, which include expenses associated with clinical development activities, manufacturing of drug substance, employee compensation, research contracts, toxicology studies, and internal and outsourced laboratory activities, will be dependent on the results of our drug development efforts. General and administration (“G&A”) expenses include expenses associated with headcount and facilities, recruitment of staff, insurance and other administrative activities associated with our facilities in Research Triangle Park, N.C. (“RTP”) in support of our drug development programs. The amortization of acquired intellectual property rights relates to the intellectual property acquired through our acquisition of Oxiquant, Inc. (“Oxiquant”) in November 2002.

Drug development timelines and expenses are variable and collaborative arrangement milestone payments occur only when the relevant milestone is achieved. Management may in some cases be able to control the timing of expenses by accelerating or decelerating preclinical and clinical activities. Accordingly, we believe that period-to-period comparisons are not necessarily meaningful and should not be relied upon as a measure of future financial performance. Our actual results may differ materially from the expectations of investors and market analysts. In such an event, the prevailing market price of our common stock may be materially adversely affected.

May 2006 Private Placement

On May 8, 2006, we completed a private placement of equity securities for gross proceeds of $6.5 million for 7.8 million units at a price of $0.84 per unit providing net proceeds of $6.1 million after deducting broker fees and other expenses. Each unit consisted of one common share and 0.30 of a common share purchase warrant. The private placement comprised an aggregate of 7.8 million shares of common stock, along with 2.3 million investor warrants and 465,000 broker warrants to acquire additional shares of our common stock. Each whole investor warrant entitles the holder to acquire one additional share of our common stock at an exercise price of $0.97 per share for a period of four years. Each whole broker warrant entitles the holder to acquire one share of our common stock at an exercise price of $0.97 per share for a period of two years. The investor warrants, with a value of $0.8 million based on the Black-Scholes option pricing model, have been allocated to contributed surplus and the remaining balance of $5.2 million has been credited to common stock.

Results of Operations

(In U.S. dollars)

Three-Month Periods Ended June 30, 2006 and 2005

Interest Income

Interest income for each three-month periods ended June 30, 2006 and 2005 was $0.1 million as a result of similar cash balances between the two periods.

We have not generated any revenues to date. We do not expect to have significant revenues or income, other than interest income, until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we receive funding through established or future collaborations, such as licensing fees, upfront payments, royalties, milestone payments or otherwise.

Research and Development Expenses

R&D expenses for the three-month period ended June 30, 2006 totaled $3.3 million, as compared to $3.4 million for the same period in 2005. R&D expenditures consisted primarily of preclinical and clinical activities advancing our product candidates, ADH-1 and eniluracil. Although the total expense was consistent between the two periods, the current year amount included greater clinical expense related to both ADH-1 and eniluracil activities, and the prior year amount included greater expense related to the manufacturing of ADH-1 drug substance and employee stock compensation expense. We expect our R&D expenses to increase in future quarters due to the expansion and advancement of our clinical and preclinical programs.

R&D expenses for the three-month period ended June 30, 2006 included $0.1 million in non-cash employee compensation expense as compared to $0.6 million for the same period in the prior year.

General and Administration Expenses

G&A expenses totaled $0.7 million for the three-month period ended June 30, 2006, as compared to $0.9 million for the same period in 2005. The decrease is primarily due to stock compensation expense in 2005.

G&A expenses for the three-month period ended June 30, 2006 included $0.1 million of non-cash stock-based compensation expense. Stock-based compensation was $0.2 million for the three-months ended June 30, 2005.

While we do expect G&A expenses to increase in future quarters, we expect this growth rate to be significantly lower than the growth rate in R&D expense.

Amortization of Acquired Intellectual Property Rights

The expense associated with the amortization of intellectual property rights was $0.5 million for the three-month period ended June 30, 2006 and $0.7 million for the three-month period ended June 30, 2005. The expense relates to the value of intellectual property rights acquired in the acquisition of Oxiquant in November 2002 that is being amortized on a straight-line basis over a 10-year period. The amortization expense has decreased due to an impairment charge relating to mesna recorded during the fourth quarter of the year ended December 31, 2005.

Recovery of Future Income Taxes

Future taxes recoverable totaled $0.2 million for each three-month periods ended June 30, 2006 and 2005. The recovery of future taxes, as recognized on the balance sheet, relates to the intellectual property acquired in the acquisition of Oxiquant in November 2002. These rights have no tax basis and give rise to a future tax liability that will be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, the entity that holds the acquired intellectual property, has no other material activity and the future tax assets of our other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property unless the Company changes its tax strategy with respect to Oxiquant.

Six-Month Periods Ended June 30, 2006 and 2005

Interest Income

Interest income for the six-month period ended June 30, 2006 was $0.3 million, compared to $0.1 million for the same period in 2005. The increase in 2006 is due to higher interest rate yields and increased cash associated with the May 2006 financing.

Research and Development Expenses

R&D expenses for the six-month period ended June 30, 2006 totaled $5.8 million as compared to $5.4 million for the same period in 2005. R&D expenses consisted primarily of preclinical and clinical activities relating to the advancement of the ADH-1 and eniluracil development programs. The increase is due to increased clinical activities during 2006 as compared to 2005. We expect our R&D expenses to increase in future quarters due to the continued expansion and advancement of our clinical and preclinical programs.

R&D expenses for the six-month period ended June 30, 2006 include $0.2 million of non-cash stock-based compensation expense. Employee stock-based compensation was $0.6 million for the quarter ended June 30, 2005.

General and Administration Expenses

G&A expenses totaled $1.5 million for the six-month period ended June 30, 2006 as compared to $1.6 million in the same period in 2005. The decrease relates primarily to office related expenditures and provincial taxes, offset by increases in insurance expense and patent expense.

G&A expenses for the six-month periods ended June 30, 2006 and June 30, 2005 included $0.2 million of non-cash stock-based compensation expense.

While we do expect G&A expenses to increase in future quarters, we expect this growth rate to be significantly lower than the growth rate in R&D expense.

Amortization of Acquired Intellectual Property Rights

The expense associated with the amortization of intellectual property rights was $1.1 million for the six-month period ended June 30, 2006 and $1.4 million for the six-month period ended June 30, 2005. The expense relates to the value of intellectual property rights acquired in the acquisition of Oxiquant in November 2002 that is being amortized on a straight-line basis over a 10-year period. The amortization expense has decreased due to an impairment charge relating to mesna recorded during the fourth quarter of the year ended December 31, 2005.

Recovery of Future Income Taxes

Future taxes recovered totaled $0.4 million for the six-month period ended June 30, 2006 and $0.5 million for the same period in 2005. The decrease is due to an impairment charge relating to mesna recorded during the fourth quarter of the year ended December 31, 2005. The recovery of future taxes, as recognized on the balance sheet, relates to the intellectual property acquired in the acquisition of Oxiquant in November 2002. These rights have no tax basis and give rise to a future tax liability that will be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, the entity that holds the acquired intellectual property, has no other material activity and the future tax assets of our other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property unless the Company changes its tax strategy with respect to Oxiquant.

Quarterly Information

The following table presents selected consolidated financial data for each of the last eight quarters through June 30, 2006 (dollars in thousands, except per share information):

Period	Net Loss for the Period	Basic and Diluted Net Loss per Common Share
September 30, 2004	$(2,756)	$(0.08)
December 31, 2004	$(5,309)	$(0.15)
March 31, 2005	$(3,119)	$(0.09)
June 30, 2005	$(4,622)	$(0.13)
September 30, 2005	$(4,404)	$(0.11)
December 31, 2005	$(7,100)	$(0.17)
March 31, 2006	$(3,522)	$(0.08)
June 30, 2006	$(4,199)	$(0.09)

The net loss for the quarter ended June 30, 2006 is higher than the previous quarter due to increased ADH-1 and eniluracil clinical activities. During the quarter ended December 31, 2005 we recorded $3.5 million non-cash impairment charge of intellectual property associated with our product candidate, mesna. Additionally, R&D expenses have increased during the periods from June 30, 2005 through December 31, 2005, as a result of the expansion of the clinical development plans for ADH-1 and the addition of eniluracil to our portfolio. Our improved liquidity from the completion of financings in December 2003, May 2004, July 2005 and May 2006 has allowed for these increased R&D activities to occur.

During the quarter ended December 31, 2004, we incurred a charge of $1.3 million associated with the acquisition of Cadherin Biomedical Inc. (“CBI”), which consisted of $1.2 million in common stock and $0.1 million in cash for transaction-related expenses. The acquisition was charged to expense on the Statement of Operations as the settlement of CBI litigation.

Liquidity and Capital Resources

We have financed our operations since inception on September 3, 1996 through the sale of equity and debt securities and have raised gross proceeds totaling approximately $61.0 million, including the financing completed in May 2006. We have incurred net losses and negative cash flow from operations each year, and we had a deficit accumulated during development stage of $60.1 million as of June 30, 2006. We have not received any revenues to date and do not expect to have any revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we receive funding through established or future collaborations, such as licensing fees, upfront payments, royalties, milestone payments or otherwise.

The net cash used in operating activities during the three-month period ended June 30, 2006 was $3.7 million or an average of slightly over $1.2 million per month. The net cash used in operations for the three-month period ended June 30, 2005 was $2.1 million. The increase in the net cash used in operating activities between periods is due to our expanding drug development activities associated with ADH-1 and the addition of eniluracil in July 2005, hence there were minimal eniluracil expenses during the three-month period ended June 30, 2005.

The net cash used in operating activities during the six-month period ended June 30, 2006 was $6.9 million or an average of approximately $1.2 million per month. The net cash used in operations for the six-month period ended June 30, 2005 was $4.7 million. The increase in the net cash used in operating activities is due to our expanding drug development activities associated with ADH-1 and the addition of eniluracil in July 2005.

As of June 30, 2006, our consolidated cash and cash equivalents were $12.3 million, as compared to cash, cash equivalents and short-term investments of $13.1 million at December 31, 2005. This decrease reflects the continued funding of our corporate operations offset by the net proceeds of $6.0 million from our private placement financing completed on May 8, 2006. Working capital at June 30, 2006 was approximately $10.2 million representing an approximate $0.5 million decrease as compared to December 31, 2005.

We believe that our cash and cash equivalents will be sufficient to satisfy our anticipated capital requirements into March 2007. We are considering all financing alternatives and are seeking to raise additional funds for operations from current stockholders, other potential investors or other sources. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms. At June 30, 2006, there was significant doubt that the Company would be able to continue as a going concern. The financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classification used, that would be necessary if the going concern were not appropriate, and such adjustments could be material. Our projections of further capital requirements are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of our research and development activities; progress or lack of progress in our preclinical studies or clinical trials; our drug substance requirements to support clinical programs; our ability to achieve option payments or milestone payments under our current GSK collaboration or any other collaborations we establish that provide us with funding; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; our business development activities; new regulatory requirements implemented by regulatory authorities; the timing and outcome of any regulatory review process or our commercialization activities, if any.

Warrants to Purchase Common Stock

We have issued warrants to purchase shares of our common stock in both Canadian and U.S. dollars. At June 30, 2006 we have a total of 15.8 million warrants outstanding as set forth below.

As of June 30, 2006, the Company has the following warrants to purchase common stock outstanding priced in Canadian dollars with a weighted-average exercise price of CAD$2.49 and a weighted-average remaining contractual life of 2.00 years.

Warrant Description	Number Outstanding at June 30, 2006 (In thousands)	Exercise Price In Canadian Dollars	Expiration Date	Remaining Contractual Life (years)
Investor warrants	2,335	CAD$3.50	May 20, 2007	0.89
Acquisition warrants	461	CAD$3.59	May 20, 2007	0.89
Convertible notes warrants	287	CAD$2.05	June 23, 2007	0.98
Convertible notes warrants	57	CAD$2.75	June 23, 2007	0.89
Introduction warrants	170	CAD$2.05	November 20, 2007	1.39
Convertible notes warrants	271	CAD$2.15	December 3, 2007	1.92
Investor warrants	7,567	CAD$2.15	December 19, 2008	2.47

Total warrants outstanding in CAD dollars	11,148

As of June 30, 2006, the Company has the following warrants to purchase common stock outstanding priced in U.S. dollars with a weighted-average exercise price of $1.28 and a weighted-average remaining contractual life of 2.92 years.

Warrant Description	Number Outstanding at June 30, 2006 (In thousands)	Exercise Price In U.S. Dollars	Expiration Date	Remaining Contractual Life (years)
Agent warrants	57	$1.75	July 20, 2007	1.05
Investor warrants	1,824	$1.75	July 20, 2008	2.06
Investor warrants	2,326	$0.97	May 7, 2010	3.85
Agent warrants	465	$0.97	May 7, 2008	1.86

Total warrants outstanding in U.S dollars	4,672

Stock Options

The Compensation Committee of the Board of Directors administers the Company’s stock option plan, designates eligible participants to be included under the plan and approves the number of options to be granted from time to time under the plan. A maximum of 5.6 million options, not including 0.7 million options issued to the Chief Executive Officer and specifically approved by the stockholders in December 2003, are authorized for issuance under the plan. The option exercise price for all options issued under the plan is based on the fair market value of the underlying shares on the date of grant. All options vest within three years or less and are exercisable for a period of seven years from the date of grant. The stock option plan, as amended provides for the issuance of Canadian and U.S. dollar denominated grants.

As of June 30, 2006, we had stock options outstanding totaling 5.2 million, of which 1.6 million were denominated in U.S dollars (“U.S. options”) and 3.6 million were denominated in Canadian dollars (“Canadian options”). The weighted average exercise price of the U.S options was $1.14 and of the Canadian options was CAD$2.40.

On December 5, 2005, William P. Peters, Chairman and Chief Executive Officer of the Company, entered into a written trading plan in accordance with Rule 10b5-1 to sell shares of the Company’s common stock owned by him, including shares issuable upon the exercise of stock options held by him. The trading plan is intended to facilitate the orderly exercise of stock options and the sale of common stock for Dr. Peters’ personal financial planning purposes. The plan is also intended to minimize any market impact by spreading sales over a more extended period than the traditional “trading windows” permitted under our insider trading policy would allow, and to avoid any concerns about the timing of the transactions.

Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, permits an individual who is not then in possession of material nonpublic information to establish a prearranged plan to buy or sell stock. The rule allows an individual to buy or sell a specified number of shares over a set period of time at pre-determined trading parameters, which transactions take place automatically regardless of any subsequent material nonpublic information. Dr. Peters’ trading plan has been reviewed by the Company for consistency with our insider trading policy and specified that no sales were to occur under the plan prior to April 1, 2006. The plan requires that sales occur at specific and increasing share prices well above the current market price for our common stock, so there can be no assurance that any shares covered by the trading plan will actually be sold. The plan does not relieve Dr. Peters of applicable reporting obligations under U.S. and Canadian securities laws regarding stock sales and ownership. The plan is set to terminate no later than December 31, 2007.

Except as required by law, the Company does not undertake the reporting of written trading plans established by Company officers or directors, nor to report modifications, terminations, transactions or other activities related thereto.

Financial Instruments

Our investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments may be made in U.S. or Canadian governmental obligations and bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and maximum-weighted average time to maturity of twelve months. This policy applies to all of our financial resources.

The policy risks primarily include the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the Company is research and development, the Company has chosen to avoid investments of a trade or speculative nature.

Investments with original maturities on the date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. At June 30, 2006, we had no short-term investments. Short-term investments were $1.2 million at December 31, 2005 and consisted of commercial paper whose carrying value approximated its market value.

Contractual Obligations

Since our inception, we have not had any material off-balance sheet arrangements, and inflation has not had a material effect on our operations. We had no material commitments for capital expenses as of June 30, 2006.

The following table represents our contractual obligations and commitments at June 30, 2006 (in thousands of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Englert Lease (1)	$54	$224	$205	$—	$483
Maplewood Lease (2)	78	584	755	663	2,080
McGill License (3)	308	718	711	—	1,737
OHSU License (4)	—	—	—	—	—
Rutgers License (4)	50	100	—	—	150

Total	$490	$1,626	$1,671	$663	$4,450

(1)	In April 2004, we entered into a lease for facilities in RTP. Amounts shown assume the maximum amounts due under the lease. This facility has now been subleased to another company that is responsible for payments until March 31, 2008; however, in the event of their default, Adherex would become responsible for the obligation. In addition, Adherex is contractually obligated under the lease until August 31, 2010.
(2)	In August 2005, we entered into a lease for new office and laboratory facilities in RTP. Amounts shown assume the maximum amounts due under the lease. We received lease and capital inducements to enter into the lease, including a 50 percent discount for the first 24 months of the 84-month lease term and capital inducements with a fair market value of $0.5 million.
(3)	Research obligations shown. Royalty payments, which are contingent on sales, are not included. Penalties for failure to achieve clinical trial progress milestones are not included.
(4)	Royalty and milestone payments that we may be required to pay, which are contingent on sales or progress of clinical trials, are not included.

In connection with the OHSU License Agreement and the Rutgers, The State University of New Jersey (“Rutgers”) License Agreement, we are required to pay specified amounts in the event that we achieve certain Adherex-initiated clinical trial milestones. A potential milestone payment to OHSU of up to $0.5 million may be required if we complete a planned clinical trial with STS, which has not yet commenced. There can be no assurance that we will commence or complete that clinical trial when anticipated, if at all.

Under the terms of the development and license agreement with GSK, should GSK not exercise any of its options to buy back eniluracil, we would be free to develop eniluracil alone or with other partners. If we file a New Drug Application (“NDA”) with the FDA, we may be required to pay development milestones of $5.0 million to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, we may be required to pay up to an additional $70.0 million in development and sales milestones for the initially approved indication, plus double digit royalties based on annual net sales. If we pursue other indications, we may be required to pay up to an additional $15.0 million to GSK per FDA-approved indication.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics and our portfolio includes ADH-1, eniluracil, STS, NAC, mesna and various cadherin technology-based preclinical programs.

We have established relationships with contract research organizations, universities and other institutions which we utilize to perform many of the day-to-day activities associated with our drug development. Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities. Research and development issues are reviewed internally by our Chief Scientific Officer, other members of our executive management and our supporting scientific staff. Major development issues are presented to the members of our Scientific and Clinical Advisory Board for discussion and review.

Research and development expenses totaled $5.8 million and $5.4 million for the six-month periods ended June 30, 2006 and 2005, respectively.

ADH-1 is a molecularly-targeted anti-cancer drug currently in single agent Phase Ib/II and Phase II clinical studies. We incurred $3.9 million of internal and external expenses for this compound during the six-month period ended June 30, 2006. ADH-1 is a small peptide that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up tumor blood vessels and certain tumor cells.

Eniluracil, which we acquired as part of the development and license agreement with GSK, is a DPD inhibitor that was previously under development by GSK for the treatment of cancer. During the six-month period ended June 30, 2006, we incurred $1.3 million of internal and external expenditures for eniluracil, primarily to commence Phase I clinical programs. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the world’s most widely-used oncology agents.

STS is a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted by investigators at OHSU to reduce hearing loss in patients, both adults and children, treated with platinum-based agents. We continue to work with the Children’s Oncology Group to initiate a randomized trial with STS in children.

NAC is a bone marrow chemoprotectant to prevent the bone marrow toxicity caused by certain anti-cancer drugs. Upon completion of investigator-sponsored Phase I clinical studies at OHSU, we plan to re-evaluate the commercial potential of NAC.

Mesna is a chemoenhancer to prevent the development of resistance by cancer cells to certain chemotherapeutics agents. Although we continue to have rights to mesna under our license agreement with Rutgers, we do not currently have any further development plans for this compound. Should conditions warrant, we may elect to re-commence development of this compound in the future.

Our preclinical pipeline includes back-up peptides and small chemical molecule successors to ADH-1, molecules being developed to inhibit the metastatic spread of some cancers and peptides that combine both angiolytic and antiangiogenic properties.

Operating and Business Risks

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. We are subject to risks inherent in the biopharmaceutical industry, including:

•	a history of significant losses and no revenues to date; our product candidates are at an early stage of development, and we may never successfully develop or commercialize our product candidates;

•	the possibility of delayed or unsuccessful human clinical trials with our product candidates might result in a significant increase to our development costs;

•	the need to raise additional capital to fund operations; which might not be available at all or on acceptable terms;

•	the ability to maintain or enter into new collaborations might adversely impact the development of our drug candidates;

•	GSK might not exercise any of their options under our development and license agreement which might hinder development of two of our most important drug candidates;

•	the Children’s Oncology Group may not conduct clinical trials with STS as planned;

•	we may experience difficulties in managing our growth as we expand;

•	we may expand our business through new acquisitions that could disrupt our business, harm our financial condition and dilute current stockholders’ ownership interests;

•	we may lose key personnel or be unable to attract and retain additional personnel, which might adversely impact the development of our drug candidates;

•	if our licenses to proprietary technology owned by others terminate or expire, we may not be able to successfully develop our product candidates;

•	the protection and enforcement of our patents and licenses related to our product candidates, the possible infringement of the rights of others and potential off-label use or sale of our product candidates by competitors might harm our financial condition and ability to develop our product candidates;

•	our reliance on third-party contract manufacturers to produce drug substance;

•	we conduct business internationally and are subject to laws and regulations of several countries, which may affect our ability to access regulatory agencies and the enforceability of our licenses;

•	our exposure to exchange rate fluctuations;

•	the ability to obtain regulatory approvals and commercialize our drug candidates;

•	the uncertainty of market acceptance of our products, the competitive environment, pricing and reimbursement of our product candidates, if and when they are commercialized;

•	the potential for product liability lawsuits from our clinical trials or from commercial activities;

•	the use of hazardous materials and chemicals in our research and development;

•	new accounting or regulatory pronouncements may impact our future financial results;

•	the fact we are a foreign investment company under U.S. tax law which has an adverse tax consequence for our U.S. stockholders;

•	the volatile nature of our common stock price;

•	the large number of common stock to be issued, through future financings, under currently issued warrants and stock options and warrants and stock options that may be issued in the future, could result in substantial dilution for our stockholders; and

•	if we lose our foreign private issuer status, we will likely incur additional expenses to comply with U.S. securities law.

Our financial results will fluctuate from period to period and therefore are not necessarily meaningful and should not be relied upon as an indication of future financial performance. Such fluctuations in quarterly results or other factors beyond our control could affect the market price of our common stock. These factors include changes in earnings estimates by analysts, market conditions in our industry, announcements by competitors, changes in pharmaceutical and biotechnology industries, and general economic conditions. Any effect on our common stock could be unrelated to our longer-term operating performance. For a more detailed discussion of our risk factors, please refer to refer to our public filings available at www.sedar.com and www.sec.gov.